September 12, 2024

Esteban Saldarriaga
Chief Executive Officer
Logistic Properties of the Americas
601 Brickell Key Drive
Suite 700
Miami, FL 33131

       Re: Logistic Properties of the Americas
           Registration Statement on Form F-1
           Filed September 5, 2024
           File No. 333-281935
Dear Esteban Saldarriaga:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Joy K. Gallup, Esq.